UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

  ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Hiber Technologies Inc. d/b/a HiberTec Homes

Legal status of Issuer:

  Form:

  Corporation

  Jurisdiction of Incorporation/Organization:

  Delaware

  Date of Organization:

  February 11, 2020

Physical Address of Issuer:

9696 Culver Blvd. Suite 301, Culver City, CA 90232

Website of Issuer:

hibertec.com

Current Number of Employees:

0

	Most recent fiscal year-end (2023)^	Prior fiscal year-end (2022)^
Total Assets	$3,989.63	$4,252.50
Cash & Cash Equivalents	$1,269.24	$1,302.24
Accounts Receivable	$0	$0
Short-term Debt	$74,415.74	$63,494.20
Long-term Debt	$80,633.50	$12,179.89
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	($79,638.02)	($64,185.60)

^ The financials reported in this Form C-AR and included under Exhibit A include the results of Hiber Technologies LLC, the predecessor entity before the conversion on May 23, 2023.

Hiber Technologies Inc. d/b/a HiberTec Homes



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Hiber Technologies Inc. d/b/a HiberTec Homes, a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.hibertec.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is April 30, 2024.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR, and no source other than the Intermediary has been authorized to host this Form C-AR and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.

This Form C-AR is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

RISK FACTORS

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us, adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations.

We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty to our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Issuer's industry is highly regulated and subject to changing federal, state, and local laws and regulations that could adversely affect its business. The Issuer's innovation and process are subject to various federal, state, local, and international laws and regulations governing building codes, zoning requirements, safety standards, environmental protection, land use, permitting, licensing, taxation, privacy, data security, consumer protection, intellectual property rights, and other aspects of its business. These laws and regulations may impose significant costs and burdens on the Issuer's operations and may limit its ability to design, build, sell, or operate its modular homes in certain jurisdictions or markets. The Issuer may also face legal or regulatory actions or investigations for alleged violations of these laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. Additionally, these laws and regulations may change over time in response to new developments in technology, public policy, industry practices, or consumer preferences. The Issuer may not be able to adapt to such changes in a timely or cost-effective manner. We have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements, laws, and regulations.   Any failure to comply with applicable laws and regulations or to anticipate or respond to changes in the legal or regulatory environment could expose the Issuer to fines, penalties, injunctions, litigation costs, or reputational harm.

The Issuer has not built its first prototype HiberTec Home, and there is no guarantee that the building of said prototype will function as expected or will be commercially viable as contemplated by the Issuer's business plan.

The Issuer's patented innovation and process of designing and building modular homes that can automatically lower underground during wildfire threats may not be commercially viable or accepted by the market. The Issuer has not yet tested its innovation and process on a large scale or in different geographic locations and environmental conditions. The Issuer may encounter technical, regulatory, legal, or operational challenges that could delay or prevent the development, production, or deployment of its innovation and process. The Issuer may also face competition from other companies that offer similar or alternative solutions for wildfire protection or prevention. The Issuer cannot assure that its innovation and process will meet the expectations of customers, regulators, or other stakeholders, or that it will be able to generate sufficient revenue or profit from its innovation and process to sustain its business.

The building of HiberTec Homes may expose the Issuer to significant liability claims and losses due to the complexity and nature of the technological innovations contained therein.

The Issuer's innovation and process may expose it to significant liability claims or losses in the event of malfunction, damage, injury, or death. The Issuer's innovation and process involve complex mechanical, electrical, and software systems that may malfunction or fail due to defects, errors, cyberattacks, human error, sabotage, vandalism, natural disasters, or other causes. If the Issuer's modular homes do not lower underground as intended or resurface safely after a wildfire threat has passed, the Issuer may be liable for property damage, personal injury, or death to its customers, employees, contractors, or third parties. The Issuer may also be liable for environmental damage or contamination resulting from its innovation and process. The Issuer may not have adequate insurance coverage to protect it from such claims or losses, and any insurance coverage may be subject to exclusions, limitations, or high deductibles. Any claims or losses arising from the Issuer's innovation and process could have a material adverse effect on the Issuer's reputation, business, financial condition, and results of operations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Hiber Technologies Inc. d/b/a HiberTec Homes (also referred to herein as "HiberTec") is the creator of a groundbreaking, cutting-edge, fully patented invention and process where custom designed modular homes automatically lower underground when wildfire threats arise – to then resurface unscathed to ground level after the threat has passed. The Issuer was formed on February 11, 2020, as Hiber Technologies LLC, a Delaware limited liability company, and converted to a Delaware corporation on May 23, 2023. The Issuer is also authorized to conduct business in California.

Business Plan

We have a singular, very specific mission at HiberTec: to build our full-scale, fully functional 2,500 square foot hydraulic prototype home as a proof-of-concept. Our plan is to build this HiberTec Home in (2) stages via (2) fundraising rounds. The First Stage / First Round is to obtain and prepare (entitle) suitable land to build our home.

In order for HiberTec to have an opportunity to grow into a thriving, growing billion-dollar business, we will require a Stage 3 / Round 3 capital raise of approximately $40M; to build a dedicated HiberTec fabrication plant responsible for manufacturing our hydraulics and mechanisms to meet housing demand. Even at servicing a very small percent of the Obtainable Market (defined as those homes being rebuilt after wildfires, plus new home communities being built in increasingly high-risk wildfire areas; within topographies suitable for Hiber Technology); we believe customer demand could easily exceed 200 hydraulics homes per month. We believe that HiberTec's business would suffer if we had to rely on purchasing hydraulics and custom mechanisms from outside manufacturers and sources to fill orders. We foresee issues with quality control, pricing, delivery schedules, etc. Therefore, we believe it will be essential to eventually raise this $40M to build our plant and to control our own destiny. We understand that this may present a capital resource challenge; however, we received interest from rust belt cities desperate for the positive economic stimulus that HiberTec Fabrication may bring to these cities, presenting a potential opportunity for approximately 2,000+ new jobs. We expect that significant funding may need to come from state and government loans, straight investment, and/or matching funds, grants, etc. for us to execute our business plans.

Wildfire experts agree that with expanding populations, scarcity of developable land, increased global warming, decaying power lines and outdated infrastructure, wildfires are expected to get worse and much more destructive over time. HiberTec's first milestone will be to prove its design and business model via its full-scale successfully tested and proven hydraulic home. Once this milestone is reached, we expect to receive significant customer orders, not just from homeowners, but also from retail and commercial businesses, urgent care facilities, banks, schools, churches, police and fire departments, etc. All of these entities have been destroyed by wildfires over the last few years alone. We believe that once the HiberTec model is proven, our biggest challenge will be to meet a potentially overwhelming demand (both in the U.S. and globally). We expect said demand to come not just from wildfire-related customers, but via tornado/wind-affected customers as well.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
HiberTec Homes	Groundbreaking, cutting-edge, patented innovation (three granted USPTO utility patents) and process where custom designed modular homes automatically lower safely underground when wildfire threats arise- to then resurface unscathed to ground level after the threat has passed.	Our primary target market is homeowners who live in areas prone to wildfires. According to the National Interagency Fire Center, there were 67,000 wildfires in the United States in 2022 alone. Bankrate reports that 4.5 million U.S. homes are at high or extreme risk from wildfires, with over 2 million in California alone.

Customer Base

According to the National Interagency Fire Center, there were 67,000 wildfires in the United States in 2022 alone. Bankrate reports that 4.5 million U.S. homes are at high or extreme risk from wildfires, with over 2 million in California alone. Initially, our customer base will primarily include homeowners located in areas at high or extreme risk from wildfires but will grow to also include hospitals and other healthcare facilities, churches, schools, retail and commercial businesses, police and fire departments, etc. located in said high risk areas.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 11,274,456 B2	Building Structure Translation System and Method	Utility Patent	September 3, 2020	March 15, 2022	USA
US 11, 697,950 B1	Utilities Connection Management System and Method for Retractable Buildings	Utility Patent	November 8, 2022	July 11, 2023	USA
US 11,674,311 B1	Cover System and Method for Retractable Buildings	Utility Patent	November 8, 2022	June 13, 2023	USA
6918973	HIBERTEC HOMES	Trademark	December 1, 2020	December 6, 2022	USA
7031606	Standing Bear Logo	Trademark	December 1, 2020	April 18, 2023	USA
6918974	THE ULTIMATE DEFENSE AGAINST WILDFIRES AND WIND	Trademark	December 1, 2020	December 6, 2022	USA
7050600	SAFE AND SOUND UNDERGROUND	Trademark	February 15, 2022	May 9, 2023	USA

The Issuer's intellectual property includes trade secrets, which trade secrets are maintained as confidential and protectable pursuant to confidentiality agreements and under applicable law.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Gregory Holden Forrest	Founder and CEO/Director	Hiber Technologies Inc. – Director and Chief Executive Officer, February 2020 to Present Responsibilities: Overseeing the company's operations, developing and implementing strategies to ensure the company's continued growth and success, managing the company's finances and human resources, and representing the company to external stakeholders such as investors, customers, and regulatory agencies.	Honolulu Community College, AA, Liberal Arts (1976-1978) Rutgers University, Majored in English (1979) University of Hawaii, majored in English, did not complete senior year due to dream job offer that required an immediate start date, so no degree was earned (1979) Hawaii Professional and Vocational Licensing Division, Real Estate Branch, Hawaii Real Estate License at age 18 (1975) California Department of Real Estate, California Real Estate

			License (1988) California Department of Real Estate, California Broker's License (2018)

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 25,000,000 shares of Common Stock, par value $0.0001 per share (the "**Common Stock**"), including 12,500,000 shares of Series A Common Stock and 12,500,000 shares of Series B Common Stock, of which 10,025,063 shares of Series A Common Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Issuer's outstanding capital stock consists of:

Type	Series A Common Stock
Amount Outstanding	10,025,063
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more Common Stock which may dilute the Security. The holders of the Issuer's Common Stock have the power to elect the Board of Directors of the Issuer; control of the Issuer is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Issuer, including no antidilution rights, inspection rights or information rights.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer has no outstanding options, SAFEs, convertible notes or warrants.

Type	Series 2023 Crowd SAFE (Crowdfunding Simple Agreement for Future Equity)
Amount Outstanding	$89,975
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Outstanding Debt

As of the date of this Form C-AR, the Issuer has the following debt outstanding:

Type	Shareholder Loan
Creditor	Gregory Holden Forrest
Amount Outstanding	$80,633.50
Interest Rate and Amortization Schedule	None.
Description of Collateral	None.
Other Material Terms	There is no maturity date set and thus the loan may be called at any time; the loan has no interest rate.
Maturity Date	None.
Date Entered Into	December 21, 2021, through August 10, 2023

Type	Credit Card
Creditor	Chase Bank
Amount Outstanding	$32,506.25
Interest Rate and Amortization Schedule	22.49%
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	None.
Date Entered Into	June 21, 2022

Type	Credit Card
Creditor	Chase Bank
Amount Outstanding	$23,238.51
Interest Rate and Amortization Schedule	23.74%
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	None.
Date Entered Into	July 14, 2021

Type	Credit Card
Creditor	Wells Fargo, N.A.
Amount Outstanding	$1,319.18
Interest Rate and Amortization Schedule	0% during grace period; but it will be at 20.24% upon expiration of the grace period in approximately 8 months
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	None.
Date Entered Into	February 10, 2023

Type	Credit Card
Creditor	American Express
Amount Outstanding	$8,279.44
Interest Rate and Amortization Schedule	Interest rate not to exceed 29.99%
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	None.
Date Entered Into	October 15, 2023

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Gregory Holden Forrest	9,000,000, Series A Common Stock	89.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$79,638.02	$0	$0

Operations

The Company continues to operate and grow steadily as planned. Our current HiberTec Wells Fargo business bank balance is $30,348.49; we have been in continuous operations since early 2020; and we have proven to have capital resources available to us by virtue of recent investment/business loan offers, and via successful crowdfunding- in which our own engineering team invested over $40,000 into the Company.

Capital Expenditures and Other Obligations

On January 12, 2024, the Company successfully funded and closed an offering pursuant to Regulation CF and raised $89,975.

The Company has no other sources of capital in addition to the proceeds from the Regulation CF Offering, other than the credit cards and shareholder loans reflected in the financial statements attached hereto as Exhibit A and referenced in the "Outstanding Debt" section of this Form C-AR.

Trends and Uncertainties

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

There are no material changes or other information to report.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Offering Exemption Relied Upon
Series 2023 Crowd Safe	$89,975	69	Intermediary Fees; General Working Capital	January 12, 2024	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

The Issuer's Founder, CEO and Controlling Shareholder, Gregory Holden Forrest, has made various loans to the Issuer in the amount of $80,633.50 since the inception of the Issuer and its predecessor limited liability company. There is no maturity date set, and thus the loan may be called at any time. The interest rate on this loan is zero; however, said interest rate may be changed to the minimum interest rate allowed by the Internal Revenue Service for tax purposes effective as of a date determined by the Issuer's Board of Directors.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Once posted, the annual report may be found on the Issuer's website at **www.hibertec.com**.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Hiber Technologies Inc. d/b/a HiberTec Homes

_____

(Issuer)

By:

/s/   Gregory Holden Forrest

(Signature)

Gregory Holden Forrest

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Gregory Holden Forrest

(Signature)

Gregory Holden Forrest

(Name)

Chief Executive Officer and Sole Director

(Title)

April 30, 2024

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Gregory Holden Forrest, CEO of Hiber Technologies Inc., certify that:

(1) the financial statements of Hiber Technologies Inc. (formerly Hiber Technologies LLC) included in this Form C-AR are true and complete in all material respects; and

(2) the tax return information of Hiber Technologies Inc. (formerly Hiber Technologies LLC) included in this Form C-AR reflects accurately the information reported on the tax return for Hiber Technologies Inc. (formerly Hiber Technologies LLC) filed for the fiscal year ended December 31, 2023.

Dated: April 30, 2024

Signature: /s/ Gregory Holden Forrest

Title: Chief Executive Officer

Hiber Technologies LLC
Balance Sheet
As of December 31, 2023

	Dec 31, 23	Dec 31, 22
ASSETS		
Current Assets		
Checking/Savings		
Wells Fargo 2865 *Account Close	0.00	1,302.24
Wells Fargo Checking 6623	1,269.24	0.00
Total Checking/Savings	1,269.24	1,302.24
Total Current Assets	1,269.24	1,302.24
Fixed Assets		
Startup Expenses		
Accumulated Depreciation	-727.61	-497.74
Startup Expenses - Other	3,448.00	3,448.00
Total Startup Expenses	2,720.39	2,950.26
Total Fixed Assets	2,720.39	2,950.26
TOTAL ASSETS	**3,989.63**	**4,252.50**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
American Express CC 11006	9,826.34	0.00
Chase Credit Card 4869	20,793.41	20,664.56
Chase Credit Card 8329	32,128.58	32,829.64
Wells Fargo Business CC 8966	1,667.41	0.00
Total Credit Cards	64,415.74	53,494.20
Other Current Liabilities		
Accrued Payroll	10,000.00	10,000.00
Total Other Current Liabilities	10,000.00	10,000.00
Total Current Liabilities	74,415.74	63,494.20
Long Term Liabilities		
Due to Holden	80,633.50	12,179.89
Total Long Term Liabilities	80,633.50	12,179.89
Total Liabilities	155,049.24	75,674.09
Equity		
D. Slipakoff	2,305.00	2,305.00
E. Tanitkan	13,782.00	13,782.00
G. Forrest	3,057.00	3,057.00
Retained Earnings	-92,870.59	-28,684.99
W. Slipakoff	2,305.00	2,305.00
Net Income	-79,638.02	-64,185.60
Total Equity	-151,059.61	-71,421.59
TOTAL LIABILITIES & EQUITY	**3,989.63**	**4,252.50**

5:22 PM
03/22/24
Accrual Basis

Hiber Technologies LLC
Profit & Loss
January through December 2023

	Jan - Dec 23	Jan - Dec 22
Ordinary Income/Expense		
Expense		
Advertising and Promotion	41,854.66	474.56
Auto and Truck Expenses	2,154.78	125.00
Bank Service Charges	1,241.50	119.00
Business Licenses and Permits	0.00	463.73
Computer and Internet	1,165.16	1,014.79
Depreciation Expense	229.87	229.87
Interest Expense	6,709.97	3,778.73
Meals and Entertainment	402.87	770.75
Office Supplies	323.40	950.28
Professional Fees		
Engineering Fees	0.00	22,873.77
Professional Fees - Other	22,702.89	22,015.00
Total Professional Fees	22,702.89	44,888.77
Travel	0.00	648.61
Wages - Accrued	0.00	10,000.00
Website	2,886.66	1,692.32
Total Expense	79,671.76	65,156.41
Net Ordinary Income	-79,671.76	-65,156.41
Other Income/Expense		
Other Income		
Other Income	33.74	970.81
Total Other Income	33.74	970.81
Net Other Income	33.74	970.81
Net Income	**-79,638.02**	**-64,185.60**